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                                  EXHIBIT 99.2













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                               RECENT DEVELOPMENTS

      The selected financial and other data presented below at December 31, 1997 and September 30, 1997, and for the six-month periods ended December 31, 1997 and 1996 are derived from unaudited financial data, but, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. The results of operations for the six months ended December 31, 1997 are not necessarily indicative of the results of operations that may be expected for the fiscal year ended June 30, 1998.


                                                            AT            AT
                                                        DECEMBER 31   SEPTEMBER 30,
                                                          1997 (1)       1997
                                                        -----------   ------------
                                                              (IN THOUSANDS)
SELECTED CONSOLIDATED FINANCIAL DATA:

  Total assets........................................   $1,062,114   $1,033,578
  Loans receivable, net(2)............................      826,110      818,460
  Investment securities held-to-
    maturity(3).......................................       51,687       58,660
  Investment securities available-for-sale(3).........           --           --
  Federal funds sold..................................       60,000       33,700
  FHLB stock..........................................        7,205        7,060
  Mortgage-backed securities held-to-
   maturity...........................................       77,647       80,413
  Mortgage-backed securities
   available-for-sale(3)..............................           --          747
  Deposits............................................      945,256      923,669
  FHLB advances.......................................       10,549       10,565
  Retained earnings...................................       82,844       80,562
  Allowance for possible loan losses..................        7,159        7,022
  Non-performing loans................................        1,084        1,112
  Non-performing assets...............................        1,756        2,283

                                                            FOR THE SIX MONTHS
                                                            ENDED DECEMBER 31,
                                                          ----------------------
                                                           1997 (1)    1996 (1)
                                                          -----------  ---------
                                                               (IN THOUSANDS)
SELECTED OPERATING DATA:
  Interest income.....................................       40,144       38,703
  Interest expense....................................       24,115       23,666
                                                             ------       ------
   Net interest income................................       16,029       15,037
  Provision for loan losses...........................          958          286
                                                            -------      -------
   Net interest income after provision
    for loan losses...................................       15,071       14,751
  Total noninterest income............................        2,364        2,261
  Total noninterest expense...........................       11,148       16,699
                                                             ------       ------
  Income before provision for
   income taxes and cumulative effect of
   change in accounting principle and
   extraordinary item.................................        6,287          313
  Income tax expense..................................        2,364          216
                                                           --------     --------
   Net income.........................................     $  3,923     $     97
                                                          ========      ========


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

                                                          FOR THE SIX MONTHS
                                                          ENDED DECEMBER 31,
                                                        ----------------------
                                                         1997 (1)    1996 (1)
                                                        -----------  ---------
                                                        (DOLLARS IN THOUSANDS)

SELECTED FINANCIAL RATIOS AND OTHER DATA(4):
PERFORMANCE RATIOS:
  Return on average assets............................       0.75%      0.02%
  Return on average retained earnings.................       9.71       0.26
  Average retained earnings to average assets.........       7.70       7.20
  Retained earnings to total assets
    at end of period..................................       7.80       7.21
  Net interest rate spread(5).........................       2.78       2.65
  Net interest margin (6).............................       3.17       3.02
  Average interest-earning assets to average
    interest-bearing liabilities......................     108.10     107.55
  Total noninterest expense to average assets.........       2.12       3.23
  Efficiency ratio(7).................................      60.61      96.54
  Net interest income to operating expenses...........     143.78      90.05
REGULATORY CAPITAL RATIOS(8):
  Tangible capital....................................       7.78       7.18
  Leveraged capital...................................       7.78       7.18
  Total risk-based capital............................      13.96      14.26
ASSET QUALITY RATIOS:
  Total non-performing loans(9).......................     $1,084     $1,629
  Real estate owned, net..............................        672      1,203
  Total non-performing assets(10).....................      1,756      2,832
  Non-performing loans as a percent of
    loans(9)(11)......................................       0.13%      0.21%
  Non-performing assets as a percent of total
    assets(10)........................................       0.17       0.27
  Allowance for possible loan losses as
    a percent of loans(2)(11).........................       0.86       0.78
  Allowance for possible loan losses as a percent of
    total non-performing loans........................     660.42     374.83
OTHER DATA:
Number of full service customer facilities............         58         58

-----------------
(1) The data presented for the six months ended December 31, 1997 and 1996 were derived from unaudited consolidated financial statements and reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for such interim periods. Interim results at and for the six months ended December 31, 1997, are not necessarily indicative of the results that may be expected for the fiscal year ending June 30, 1998.
(2) The allowance for loan losses at December 31, 1997 and 1996, and June 30, 1997, 1996, 1995, 1994 and 1993, was $7.16 million, $6.11 million, $6.33 million, $5.92 million, $5.64 million, $5.97 million and $7.58 million, respectively.
(3) The Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," as of July 1, 1994. Prior to that date, investments in mortgage-backed securities available-for-sale were recorded at the lower of amortized cost or fair value.
(4) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

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(5) The net interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.
(6) The net interest margin represents net interest income as a percent of average interest-earning assets.
(7) The efficiency ratio represents the ratio of non-interest expense divided by the sum of net interest income and non-interest income. This ratio was affected by the payment of the special SAIF assessment during the six months ended December 31, 1996.
(8) For definitions and further information relating to the Bank's regulatory capital requirements, see "Regulation and Supervision - Capital Requirements." See "Regulatory Capital Compliance" for the Bank's pro forma capital levels as a result of the Offerings.
(9) Non-performing loans consist of all loans 90 days or more past due. It is the Bank's policy to cease accruing interest on all loans 90 days or more past due. See "Business of the Bank - Delinquent Loans, Real Estate Owned and Classified Assets."
(10)Non-performing assets consist of non-performing loans and REO.
(11)Loans include loans held for investment, net, excluding the allowance for possible loan losses.


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MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT DEVELOPMENTS

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 1997 AND SEPTEMBER 30, 1997

      Total assets at December 31, 1997, were $1.06 billion, an increase of $28.5 million, or 2.8%, compared to $1.03 billion at September 30, 1997. During the quarter the Bank's holdings of federal funds increased by $26.3 million to $60 million at December 31, 1997, compared to $33.7 million at September 30, 1997. This increase was primarily the result of the $21.6 million increase in deposits during the quarter. Deposits increased to $945.3 million at December 31, 1997, compared to a balance of $923.7 million at September 30, 1997. Loans receivable, net, increased by $7.6 million to $826.1 million at December 31, 1997, compared to $818.5 million at September 30, 1997. This loan growth was primarily due to the $12.7 million increase in consumer loans offset by declines in mortgage loans. Investment securities and mortgage-backed securities declined $10.5 million, or 7.5%, from $139.8 million at September 30, 1997, to $129.3 million at December 31, 1997. Proceeds from their maturities and amortizations were used to fund the increases in federal funds and loans receivable, net. Retained earnings at December 31, 1997, were $82.8 million, an increase of $2.3 million, compared to $80.6 million at September 30, 1997.

COMPARISON OF OPERATING RESULTS FOR THE SIX MONTHS ENDED DECEMBER 31, 1997 AND DECEMBER 31, 1996.

      GENERAL. Net income increased $3.8 million to $3.9 million for the six months ended December 31, 1997, from $.1 million for the six months ended December 31, 1996. The $.1 million income for the six months ending December 31, 1996, was the result of a one-time special assessment charge of $5.7 million to fully capitalize the SAIF. Excluding the net of tax impact of the one-time special assessment, net income was $3.9 million for both six months ended December 31, 1997 and December 31, 1996. Net interest margin increased $1.0 million to $16.0 million for the six months ended December 31, 1997, from $15.0 million for the six months ended December 31, 1996. This increase in net interest margin was offset by a higher provision for loan losses and a small increase in noninterest expenses after excluding the one-time special assessment.

      INTEREST INCOME. Interest income for the six months ended December 31, 1997, was $40.1 million, compared to $38.7 million for the six months ended December 31, 1996, an increase of $1.4 million or 3.6%. The increase in interest income was the result of a shift in the asset composition from lower-yielding investment securities to higher-yielding loans.

      INTEREST EXPENSE. Interest expense for the six months ended December 31, 1997, was $24.1 million, compared to $23.7 million for the six months ended December 31, 1996, an increase of $449,000 or 1.9%. The increase in interest expense was the result of an increase in the average balance of deposits partially offset by the decrease in the average cost of FHLB advances.

      PROVISION FOR LOAN LOSSES. During the six months ended December 31, 1997, the Bank's provision for loan losses was $958,000 compared to $286,000 for the six months ended December 31, 1996, an increase of $672,000. The increase in the provision was due primarily as a result of an increase in consumer loans of $42.4 million to $103.3 million at December 31, 1997, from $60.9 million at December 31, 1996.



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      NON-INTEREST INCOME. Non-interest income increased by $103,000 to $2.4 million for the six months ended December 31, 1997, from $2.3 million for the six months ended December 31, 1996.

      NON-INTEREST EXPENSE. Non-interest expense decreased by $5.6 million to $11.1 million for the six months ended December 31, 1997, from $16.7 million for the six months ended December 31, 1996. The decrease was attributable to a significant reduction of premium assessments on savings deposits by the FDIC and the one-time special assessment charged in September 1996. Excluding federal insurance premiums, aggregate non-interest expense items increased $843,000 or 8.4%, to $10.8 million for the six months ended December 31, 1997, from $10.0 million for the six months ended December 31, 1996. The increase was attributable to higher compensation and employee benefits, due to annual salary increases and increased employee staff, along with an increase in advertising expenses, related to deposit generation and marketing of mortgage loans.


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